SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Tidewater Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)

88642R109
(CUSIP Number)

Robert Robotti
c/o Robotti & Company, Incorporated
60 East 42nd Street, Suite 3100
New York, New York 10165
212-986-4800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 2, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 20 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 88642R109	Page 2 of 20 Pages
1	NAMES OF REPORTING PERSONS
Robert E. Robotti*

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, OO, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,092

	8	SHARED VOTING POWER
3,134,858

	9	SOLE DISPOSITIVE POWER
7,092

	10	SHARED DISPOSITIVE POWER
3,134,858

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,141,950

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

* The number of shares of Common Stock disclosed in this Statement includes shares underlying Warrants (as defined herein) as required by Rule 13d-3(d)(1)(i) under the Act.  See Items 5(a) and (b) for details.

Schedule 13D
CUSIP No. 88642R109	Page 3 of 20 Pages
1	NAMES OF REPORTING PERSONS
Robotti & Company, Incorporated*

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
3,131,858

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
3,131,858

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,131,858

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

* The number of shares of Common Stock disclosed in this Statement includes shares underlying Warrants as required by Rule 13d-3(d)(1)(i) under the Act.  See Items 5(a) and (b) for details.

Schedule 13D
CUSIP No. 88642R109	Page 4 of 20 Pages
1	NAMES OF REPORTING PERSONS
Robotti & Company Advisors, LLC*

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
3,128,883

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
3,128,883

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,128,883

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, IA

* The number of shares of Common Stock disclosed in this Statement includes shares underlying Warrants as required by Rule 13d-3(d)(1)(i) under the Act.  See Items 5(a) and (b) for details.

Schedule 13D
CUSIP No. 88642R109	Page 5 of 20 Pages
1	NAMES OF REPORTING PERSONS
Robotti Securities, LLC*

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
2,975

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
2,975

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,975

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, BD

* The number of shares of Common Stock disclosed in this Statement includes shares underlying Warrants as required by Rule 13d-3(d)(1)(i) under the Act.  See Items 5(a) and (b) for details.

Schedule 13D
CUSIP No. 88642R109	Page 6 of 20 Pages
1	NAMES OF REPORTING PERSONS
Suzanne Robotti*

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,169

	8	SHARED VOTING POWER
3,000

	9	SOLE DISPOSITIVE POWER
12,169

	10	SHARED DISPOSITIVE POWER
3,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,169

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

* The number of shares of Common Stock disclosed in this Statement includes shares underlying Warrants as required by Rule 13d-3(d)(1)(i) under the Act.  See Items 5(a) and (b) for details.

Schedule 13D
CUSIP No. 88642R109	Page 7 of 20 Pages
1	NAMES OF REPORTING PERSONS
Kenneth R. Wasiak*

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
1,612,231

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
1,612,231

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,612,231

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

* The number of shares of Common Stock disclosed in this Statement includes shares underlying Warrants as required by Rule 13d-3(d)(1)(i) under the Act.  See Items 5(a) and (b) for details.

Schedule 13D
CUSIP No. 88642R109	Page 8 of 20 Pages
1	NAMES OF REPORTING PERSONS
Ravenswood Management Company, L.L.C.*

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
1,609,231

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
1,609,231

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,609,231

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* The number of shares of Common Stock disclosed in this Statement includes shares underlying Warrants as required by Rule 13d-3(d)(1)(i) under the Act.  See Items 5(a) and (b) for details.

Schedule 13D
CUSIP No. 88642R109	Page 9 of 20 Pages
1	NAMES OF REPORTING PERSONS
The Ravenswood Investment Company, L.P. *

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
995,715

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
995,715

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
995,715

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* The number of shares of Common Stock disclosed in this Statement includes shares underlying Warrants as required by Rule 13d-3(d)(1)(i) under the Act.  See Items 5(a) and (b) for details.

Schedule 13D
CUSIP No. 88642R109	Page 10 of 20 Pages
1	NAMES OF REPORTING PERSONS
Ravenswood Investments III, L.P. *

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
613,516

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
613,516

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
613,516

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

* The number of shares of Common Stock disclosed in this Statement includes shares underlying Warrants as required by Rule 13d-3(d)(1)(i) under the Act.  See Items 5(a) and (b) for details.

Schedule 13D
CUSIP No. 88642R109	Page 11 of 20 Pages
1	NAMES OF REPORTING PERSONS
Suzanne and Robert Robotti Foundation, Inc.*

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
3,000

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
3,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* The number of shares of Common Stock disclosed in this Statement includes shares underlying Warrants as required by Rule 13d-3(d)(1)(i) under the Act.  See Items 5(a) and (b) for details.

SCHEDULE 13D
CUSIP No. 88642R109	Page 12 of 20 Pages

This Statement on Schedule 13D Amendment No. 2 (this "Amendment No. 2") is filed on behalf of the Reporting Persons with the Securities and Exchange Commission (the "Commission"). This Amendment No. 2 amends the Initial Statement of Beneficial Ownership on Schedule 13D (the "Initial Statement") relating to shares of Common Stock, $0.001 par value per share (the "Common Stock"), including shares of Common Stock underlying Series A and B Warrants and under certain warrants issued to persons not known to be U.S. Citizens who were holders of certain debt and leaseback obligations of the Issuer (the "New Creditor Warrants," and together with the Series A and B Warrants, the "Warrants"), of Tidewater Inc. (the "Issuer"), filed on October 28, 2019 with the Commission, as amended by Amendment No. 1, thereto, filed with the Commission on February 6, 2020 (as so amended, the "Amended Statement"), as specifically set forth herein. Capitalized terms used herein and not otherwise defined herein shall have the same meanings ascribed to them in the Amended Statement.

Item 2.	Identity and Background

Item 2 of the Amended Statement is hereby amended and restated to read as follows:

(a), (b), (c) and (f).  This Statement is filed on behalf of Robert E. Robotti ("Robotti"), Robotti & Company, Incorporated ("ROBT"), Robotti & Company Advisors, LLC ("Robotti Advisors"), Robotti Securities, LLC ("Robotti Securities"), Suzanne Robotti, Kenneth R. Wasiak ("Wasiak"), Ravenswood Management Company, L.L.C. ("RMC"), The Ravenswood Investment Company, L.P. ("RIC"), Ravenswood Investments III, L.P. ("RI"), and Suzanne and Robert Robotti Foundation, Inc. ("Robotti Foundation" and together with Robotti, ROBT, Robotti Advisors, Robotti Securities, Suzanne Robotti, Wasiak, RMC, RIC, and RI the "Reporting Persons").

Mr. Robotti is a United States citizen whose principal occupation is serving as the president and treasurer of ROBT.  ROBT, a New York corporation, is the parent holding company of Robotti Advisors and Robotti Securities.  Robotti Advisors, a New York limited liability company, is an investment adviser registered under the Investment Advisers Act of 1940, as amended.  Robotti Securities, a New York limited liability company, is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended.  Suzanne Robotti is a United States citizen and wife of Mr. Robotti.

Mr. Wasiak, a United States citizen, is retired. Each of Messrs. Robotti and Wasiak are Managing Members of RMC.  RMC, a New York limited liability company, is the general partner of RIC and RI.  RIC, a Delaware limited partnership, and RI, a New York limited partnership, are private investment partnerships engaged in the purchase and sale of securities for their own accounts.  RIC and RI are also advisory clients of Robotti Advisors

The Robotti Foundation is a nonprofit and nonstock corporation organized pursuant to Section 102 of the General Corporation Law of the State of Delaware and exempt from tax under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended.

The address of each of the Reporting Persons other than Mr. Wasiak is 60 East 42nd Street, Suite 3100, New York, NY 10165.  Mr. Wasiak's business address is 104 Gloucester Road, Massapequa, New York 11758.

Executive Officers and Directors:

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning executive officers and directors of ROBT, Robotti Advisors, Robotti Securities, and Robotti Foundation is included in Schedule A hereto, which is incorporated by reference herein.

(d) and (e).  None of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE 13D
CUSIP No. 88642R109	Page 13 of 20 Pages

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Amended Statement is hereby amended and restated to read as follows:

The aggregate purchase price of the 6,018 shares of Common Stock (not including any shares deemed owned pursuant to Rule 13d-3(d)(1)(i)) and 1,074 Warrants directly beneficially held by Mr. Robotti is approximately $155,000 (including brokerage fees and expenses). All of the shares of Common Stock and Warrants directly beneficially held by Mr. Robotti were paid for using his personal funds.

The aggregate purchase price of the 1,156,443 shares of Common Stock (not including any shares deemed owned pursuant to Rule 13d-3(d)(1)(i)), 363,209 Warrants, and $200,000 in principal amount of new 8% Senior Secured Notes Due August 2022 ("Senior Secured Notes") beneficially held by Robotti Advisors (excluding shares, Warrants and Senior Secured Notes beneficially owned by Robotti Advisors and held by RIC and RI which are disclosed below) is approximately $24,421,000 (including brokerage fees and expenses). All of the shares of Common Stock and Warrants beneficially held by Robotti Advisors were paid for using the personal funds of its advisory clients.

The aggregate purchase price of the 2,975 shares of Common Stock beneficially held by Robotti Securities, LLC is approximately $55,000 (including brokerage fees and expenses). 2,400 shares of Common Stock beneficially held by Robotti Securities were paid for using its working capital and 575 shares of Common Stock beneficially held by Robotti Securities were paid for using the personal funds of its discretionary brokerage customers.

The aggregate purchase price of the 10,881 shares of Common Stock (not including any shares deemed owned pursuant to Rule 13d-3(d)(1)(i)) and 1,288 Warrants directly beneficially held by Mrs. Suzanne Robotti is approximately $181,000 (including brokerage fees and expenses). All of the shares of Common Stock and Warrants directly beneficially held by Mrs. Suzanne Robotti were paid for using her personal funds.

The aggregate purchase price of the 839,847 shares of Common Stock (not including any shares deemed owned pursuant to Rule 13d-3(d)(1)(i)), 155,868 Warrants and $695,756 in principal amount of new Senior Secured Notes directly beneficially held by RIC is approximately $16,105,000 (including brokerage fees and expenses). All of the shares of Common Stock and Warrants directly beneficially held by RIC were paid for using its working capital.

The aggregate purchase price of the 536,614 shares of Common Stock (not including any shares deemed owned pursuant to Rule 13d-3(d)(1)(i)), 76,902 Warrants and $374,791 in principal amount of new Senior Secured Notes directly beneficially held by RI is approximately $10,365,000 (including brokerage fees and expenses). All of the shares of Common Stock and Warrants directly beneficially held by RI were paid for using its working capital.

The aggregate purchase price of the 3,000 shares of Common Stock beneficially held by Robotti Foundation is approximately $48,000 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by Robotti Foundation were paid for using its personal funds.

The aggregate purchase prices set forth in this Item 3 relating to RIC and RI reflect certain cost basis adjustments due to the exchange of the Issuer's Credit Agreement Revolving Credit Commitment and Term Loan A as a consequence of the 2017 plan of reorganization of the Issuer.

(The remainder of this page was intentionally left blank)

SCHEDULE 13D
CUSIP No. 88642R109	Page 14 of 20 Pages

Item 4.	Purpose of the Transaction

Item 4 of the Initial Statement is hereby amended to add the following:

On June 2, 2020, Mr. Robotti, on behalf of the Reporting Persons, wrote a letter to the Board of Directors of the Issuer summarized below ("June 2nd Letter").  In the June 2nd Letter, the Reporting Persons:

•
acknowledged that while the recently adopted shareholder rights plan ("Shareholder Rights Plan") could be used to preserve tax benefits ("Tax Benefits"), there was also the risk that the plan may be used to prevent a consolidation of the Issuer.

•	agreed with the Issuer's current strategy of:

o	laying up vessels when they complete contracts rather than keeping them available;
o	down-sizing the layup fleet by selling and scraping vessels; and
o	reducing shore-based and corporate SG&A

•	Advocated a prompt merger which would:

o	consolidate markets;
o	optimize fleet retirements;
o	diversify end markets;
o	replace older vessels; and
o	enhance options for future mergers.

•	Advocated replacing two current Board members with directors suggested by current shareholders to mitigate the risk of misuse of the Shareholders Rights Plan.

•	Advised the Issuer to weigh the current benefits of an immediate merger with the potential future benefits of preserving the Tax Benefits.

•
Advised the Issuer that the Reporting Persons would be obliged to vote against the Shareholder Rights Plan at the next Annual Meeting if two suitable directors recommended by shareholders did not replace two existing Board members.

A copy of the June 2nd Letter is filed herewith as Exhibit 5 to this Statement and incorporated herein by reference.

(The remainder of this page was intentionally left blank)

SCHEDULE 13D
CUSIP No. 88642R109	Page 15 of 20 Pages

Item 5.	Interest in Securities of the Issuer

Item 5 of the Amended Statement is hereby amended and restated to read as follows:

(a)-(b) As of June 2, 2020, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*

Robotti (1)(2)(3)(4)(6)(7)(8)	3,141,950	7,092	3,134,858	7.69%
ROBT (1)(3)(4)(6)(7)	3,131,858	0	3,131,858	7.66%
Robotti Advisors (1)(3)(6)(7)	3,128,883	0	3,128,883	7.65%
Robotti Securities (1)(4)	2,975	0	2,975	**
Suzanne Robotti (1)(5)(8)	15,169	12,169	3,000	**
Wasiak (1)(6)(7)(8)	1,612,231	0	1,612,231	3.98%
RMC (1)(6)(7)	1,609,231	0	1,609,231	3.97%
RIC (1)(6)	995,715	0	995,715	2.46%
RI (1)(7)	613,516	0	613,516	1.52%
Robotti Foundation (1)(8)	3,000	0	3,000	**

*Based on the aggregate of (i) 40,282,892 shares of Common Stock, $0.001 Par Value per share, outstanding as of April 30, 2020, as disclosed in the Issuer's Quarterly Report on Form 10-Q, for the quarter ended March 31, 2020 and filed with the Commission on May 5, 2020, plus (ii) the number of shares of Common Stock underlying the Warrants beneficially owned by the Reporting Person, as required by Rule 13d-3(d)(1)(i) ("Rule 13d-3(d)(1)(i)") under the Act.

** Less than 1%

(1) Each of the Reporting Persons disclaims beneficial ownership of the securities held by any other Reporting Person except to the extent of such Reporting Person's pecuniary interest therein, if any.

(2) The aggregate number of shares includes 1,074 shares of Common Stock underlying 1,074 Warrants directly beneficially owned by Mr. Robotti as required by Rule 13d-3(d)(1)(i) but does not include (a) the shares of Common Stock beneficially owned by or (b) the shares of Common Stock underlying the Warrants beneficially owned by, Mr. Robotti's wife as set forth in footnote (5) below, all of which shares Mr. Robotti disclaims beneficial ownership.  Mr. Robotti has the sole power to dispose or direct the disposition, and to vote or direct the vote, of 6,018 shares of Common Stock directly beneficially owned by him.  Upon exercise of the Warrants directly beneficially owned by him, Mr. Robotti will have the sole power to dispose or direct the disposition, and to vote or direct the vote, of the shares of Common Stock underlying such Warrants.  The Warrants have no voting rights.

(3) The aggregate number of shares includes 363,209 shares of Common Stock underlying 363,209 Warrants directly beneficially owned by the advisory clients of Robotti Advisors as required by Rule 13d-3(d)(1)(i).  Each of Mr. Robotti and ROBT share with Robotti Advisors the power to dispose or direct the disposition, and to vote or direct the vote, of 1,156,443 shares of Common Stock directly beneficially owned by the advisory clients of Robotti Advisors.  Upon exercise of the Warrants directly beneficially owned by the advisory clients of Robotti Advisors, each of Mr. Robotti and ROBT will share with Robotti Advisors the power to dispose or direct the disposition, and to vote or direct the vote, of the shares of Common Stock underlying such Warrants.  The Warrants have no voting rights.

SCHEDULE 13D
CUSIP No. 88642R109	Page 16 of 20 Pages

(4) The aggregate number of shares includes 2,400 shares of Common Stock directly beneficially owned by Robotti Securities and 575 shares of Common Stock directly beneficially owned by the discretionary brokerage customers of Robotti Securities.  Each of Mr. Robotti and ROBT share with Robotti Securities the power to dispose or direct the disposition, and to vote or direct the vote, of 2,400 shares of Common Stock directly beneficially owned by Robotti Securities and 575 shares of Common Stock directly beneficially owned by the discretionary brokerage customers of Robotti Securities.

(5) The aggregate number of shares includes 1,288 shares of Common Stock underlying 1,288 Warrants directly beneficially owned by Suzanne Robotti as required by Rule 13d-3(d)(1)(i) but does not include (a) the shares of Common Stock beneficially owned by or (b) the shares of Common Stock underlying the Warrants beneficially owned by, Mr. Robotti and set forth in footnote (2) above, all of which shares Mrs. Robotti disclaims beneficial ownership.  Mrs. Robotti has the sole power to dispose or direct the disposition, and to vote or direct the vote, of 10,881 shares of Common Stock directly beneficially owned by her.  Upon exercise of the Warrants directly beneficially owned by her, Mrs. Robotti will have the sole power to dispose or direct the disposition, and to vote or direct the vote, of the shares of Common Stock underlying such Warrants.  The Warrants have no voting rights.

(6) The aggregate number of shares includes 155,868 shares of Common Stock underlying 155,868 Warrants directly beneficially owned by RIC as required by Rule 13d-3(d)(1)(i).  Each of Messrs. Robotti and Wasiak, ROBT, Robotti Advisors and RMC share with RIC the power to dispose or direct the disposition, and to vote or direct the vote, of 839,847 shares of Common Stock directly beneficially owned by RIC.  Upon exercise of the Warrants directly beneficially owned by RIC, each of Messrs. Robotti and Wasiak, ROBT, Robotti Advisors and RMC will share with RIC the power to dispose or direct the disposition, and to vote or direct the vote, of the shares of Common Stock underlying such Warrants. The Warrants have no voting rights.

(7) The aggregate number of shares includes 76,902 shares of Common Stock underlying 76,902 Warrants directly beneficially owned by RI as required by Rule 13d-3(d)(1)(i).  Each of Messrs. Robotti and Wasiak, ROBT, Robotti Advisors and RMC share with RI the power to dispose or direct the disposition, and to vote or direct the vote, of 536,614 shares of Common Stock directly beneficially owned by RI.  Upon exercise of the Warrants directly beneficially owned by RI, each of Messrs. Robotti and Wasiak, ROBT, Robotti Advisors and RMC will share with RI the power to dispose or direct the disposition, and to vote or direct the vote, of the shares of Common Stock underlying such Warrants.  The Warrants have no voting rights.

(8) The aggregate number of shares includes 3,000 shares of Common Stock directly beneficially owned by Robotti Foundation.  Each of Messrs. Robotti and Wasiak and Suzanne Robotti shares with Robotti Foundation the power to dispose or direct the disposition, and to vote and direct the vote, of 3,000 shares of Common Stock directly beneficially owned by Robotti Foundation.

(c) The table below lists all the transactions in the Issuer's Common Stock effected during the sixty days prior to the date set forth on the cover page.  All transactions were made in the open market and do not reflect commissions or other expenses.

SCHEDULE 13D
CUSIP No. 88642R109	Page 17 of 20 Pages

Transactions in Shares*
Party	Date of Purchase/ Sale	Number of Shares of the Common Stock***	Buy/ Sell	Weighted Average Price	Price Range
Robotti Advisor's Advisory Clients	04/06/2020	15,405	Buy	$6.30	$6.24-6.30
Robotti Advisor's Advisory Clients	04/07/2020	5,009	Buy	$6.55	$6.53-6.55
Robotti Advisor's Advisory Clients	04/08/2020	7,900	Buy	$6.50	$6.45-6.55
Robotti Advisor's Advisory Clients	04/09/2020	4,500	Buy	$7.15	$7.15-7.15
Robotti Advisor's Advisory Clients	04/13/2020	4,684	Buy	$7.59	$7.24-7.92
RIC	05/08/2020	8,442	Sell	$5.16	$5.14-5.20
RI	05/08/2020	3,973	Sell	$5.16	$5.14-5.20
RIC	05/11/2020	6,496	Sell	$5.02	$5.00-5.10
RI	05/11/2020	3,057	Sell	$5.02	$5.00-5.10
RIC	05/12/2020	21,835	Sell	$5.08	$5.00-5.27
RI	05/12/2020	10,276	Sell	$5.08	$5.00-5.27
RIC	05/20/2020	22,032	Sell	$5.03	$5.00-5.10
RI	05/20/2020	10,368	Sell	$5.03	$5.00-5.10

*During the period, one or more accounts which held a total of 11,091 shares of Common Stock and 7,227 Warrants, ceased being either a discretionary customer of Robotti Securities or an advisory client of Robotti Advisors.

(d) Robotti Advisors' advisory clients have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Common Stock owned by them.  Except as set forth in the immediately preceding sentence, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Reporting Persons.  No advisory client is known to any Reporting Person to have, and except as otherwise set forth herein no Reporting Person has, the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the Issuer's Common Stock.

(e) Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Amended Statement is hereby amended to add the following:

Each of the Reporting Persons is a party to an Amended and Restated Joint Filing Agreement dated as of June 2, 2020  (the "Joint Filing Agreement"), pursuant to which the Reporting Persons agreed to jointly file this Amendment No. 2 and any and all amendments and supplements hereto with the Commission.  The Joint Filing Agreement is filed herewith as Exhibit 4 and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Amended Statement is hereby amended to add the following:

This filing includes the following exhibits:

4.
Amended and Restated Joint Filing Agreement dated as of June 2, 2020 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, Advisors, LLC, Robotti Securities, LLC, Suzanne Robotti, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., the Ravenswood Investment Company, L.P., Ravenswood Investments III, L.P., and Suzanne and Robert Robotti Foundation, Inc.

5.	Letter dated June 2, 2020 from Robotti & Company Advisors, LLC to the Board of Directors of Tidewater Inc.

SCHEDULE 13D
CUSIP No. 88642R109	Page 18 of 20 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	June 2, 2020

/s/ Robert E. Robotti		/s/ Suzanne Robotti
Robert E. Robotti		Suzanne Robotti

Robotti & Company, Incorporated		Suzanne and Robert Robotti Foundation, Inc.

By:	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti
	Name: Robert E. Robotti		Name: Robert E. Robotti
	Title: President and Treasurer		Title: Director

Robotti & Company Advisors, LLC		Robotti Securities, LLC
By:	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti
	Name: Robert E. Robotti		Name: Robert E. Robotti
	Title: President and Treasurer		Title: President and Treasurer

Ravenswood Management Company, L.L.C.

By:	/s/ Robert E. Robotti	/s/ Kenneth R. Wasiak
	Name: Robert E. Robotti	Kenneth R. Wasiak
Title: Managing Member

The Ravenswood Investment Company, L.P.		Ravenswood Investments III, L.P.

By:	Ravenswood Management Company, L.L.C., General Partner	By:	Ravenswood Management Company, L.L.C., General Partner

By:	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti
	Name: Robert E. Robotti		Name: Robert E. Robotti
	Title: Managing Member		Title: Managing Member

SCHEDULE 13D
CUSIP No. 88642R109	Page 19 of 20 Pages

Schedule A

The following table sets forth certain information concerning each of the directors and executive officers of each of the entities named below as of the date hereof.

Robotti & Company, Incorporated, Robotti & Company Advisors, LLC, and Robotti Securities, LLC

Name:	Robert E. Robotti
(Director, President, Treasurer)
Citizenship	U.S.A.
Principal Occupation:	President and Treasurer, Robotti & Company, Incorporated
Business Address:	60 East 42nd Street, Suite 3100, New York, New York 10165

Name:	Nancy Seklir
(Director)
Citizenship:	U.S.A.
Principal Occupation:	Retired
Business Address:	c/o Robotti & Company, Incorporated 60 East 42nd Street, Suite 3100, New York, New York 10165

Name:	Kenneth R. Wasiak
(Director)
Citizenship	U.S.A.
Principal Occupation:	Retired
Business Address:	104 Gloucester Road, Massapequa, New York 11758

Name:	Suzanne Robotti
(Director)
Citizenship	U.S.A.
Principal Occupation:	Founder, Medshadow Foundation
Business Address:	60 East 42nd Street, Suite 3100, New York, New York 10165

Name:	Erwin Mevorah
(Vice President, Secretary)
Citizenship	U.S.A.
Principal Occupation:	Vice President and Secretary, Robotti & Company, Incorporated
Business Address:	60 East 42nd Street, Suite 3100, New York, New York 10165

Suzanne and Robert Robotti Foundation, Inc.

Name:	Robert E. Robotti
(Director)
Citizenship	U.S.A.
Principal Occupation:	President and Treasurer, Robotti & Company, Incorporated
Business Address:	60 East 42nd Street, Suite 3100, New York, New York 10165

Name:	Suzanne Robotti
(Director)
Citizenship	U.S.A.
Principal Occupation:	Founder, Medshadow Foundation
Business Address:	60 East 42nd Street, Suite 3100, New York, New York 10165

Name:	Kenneth R. Wasiak
(Director)
Citizenship	U.S.A.
Principal Occupation:	Retired
Business Address:	104 Gloucester Road, Massapequa, New York 11758

SCHEDULE 13D
CUSIP No. 88642R109	Page 20 of 20 Pages

Exhibit Index

The following documents are filed herewith and previously filed:

	Exhibit	Page
1.
Joint Filing Agreement dated as of October 27, 2019 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, Advisors, LLC, Suzanne Robotti, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., the Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P.
		Previously Filed

2.	Letter dated October 25, 2019, from Robotti & Company Advisors, LLC to the Board of Directors of Tidewater Inc.	Previously Filed

3.
Amended and Restated Joint Filing Agreement dated as of February 4, 2020 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, Advisors, LLC, Robotti Securities, LLC, Suzanne Robotti, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., the Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P.
		Previously Filed

4	Amended and Restated Joint Filing Agreement dated as of June 2, 2020 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, Advisors, LLC, Robotti Securities, LLC, Suzanne Robotti, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., the Ravenswood Investment Company, L.P., Ravenswood Investments III, L.P., and Suzanne and Robert Robotti Foundation, Inc.	21

5.	Letter dated June 2, 2020 from Robotti & Company Advisors, LLC to the Board of Directors of Tidewater Inc.	22

(The remainder of this page was intentionally left blank)